EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2005	2004	2003	2002	2001
Income from continuing operations before income tax	$16,105	$14,193	$12,368	$10,396	$9,783
Capitalized interest	(120)	(144)	(124)	(130)	(93)
Minority interest	(249)	(214)	(193)	(183)	(129)

Adjusted income from continuing operations before income taxes	15,736	13,835	12,051	10,083	9,561

Fixed charges:
Interest*	1,332	1,157	1,191	1,491	1,486
Interest component of rent	319	306	318	289	245

Total fixed charges	1,651	1,463	1,509	1,780	1,731

Income from continuing operations before income taxes and fixed charges	$17,387	$15,298	$13,560	$11,863	$11,292

Ratio of Earnings to Fixed Charges	10.53x	10.46x	8.99x	6.66x	6.52x

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc. as a discontinued operation has been removed for all periods presented.